

December 2, 2011

Via E-mail
Thomas J. Schall, Ph.D.
President and Chief Executive Officer
ChemoCentryx, Inc.
850 Maude Avenue
Mountain View, CA 94043

>   **Re: ChemoCentryx, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 18, 2011**
>   **File No. 333-177332**

Dear Dr. Schall:

We have reviewed your amended registration statement and response letter, each filed on November 18, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 55

1. Please refer to your response to our comment 14. Please note we may have additional comments when the actual IPO range is known.

Business, page 64

2. Please revise your disclosure with respect to your completed and ongoing clinical trials to indicate where such trials were conducted or are being conducted. For planned future trials, please indicate where you expect such trials will be conducted.

Government Regulation, page 94

3. We note your disclosure beginning on page 95 with respect to the submission of foreign clinical trial data in support of an NDA and your intent to use such foreign clinical trial data collected from the PROTECT-1 clinical trial in support of future FDA marketing applications for Traficet–EN. Please expand your disclosure to identify, as applicable, your other foreign clinical trials and related drug candidates for which you also intend to pursue this strategy with respect to future FDA marketing applications.

Principal Stockholders, page 134

4. We note your response to our prior comment 20 and reissue our comment. Please provide your beneficial ownership disclosure as of the most recent practicable date at time of filing.

Notes to Consolidated Financial Statements

11. Equity Incentive Plans.
Stock-based Compensation, page F-20

5. Please refer to your response to our comment 21. Please further revise your disclosure to clarify whether you used implied volatility, historical volatility, or a combination of both. Refer to Question Five of SAB Topic 14D1.

13. Government Research and Contract Grant, page F-22

6. Please refer to your response to our comment 22. Please revise your disclosure to explicitly state, if true, that there are no additional stipulations surrounding the grant received from United States Department of the Treasury.

Notes to Condensed Consolidated Financial Statements

4. Related Party Transactions
Glaxo Group Limited, page F-34

7. Please refer to your response to our comment 23. Please tell us, and revise your disclosure to address the following:
    a. For the milestone aggregations relating to "filing of an NDA" and "comparable filings", as well as the "regulatory approval of products for commercial sale", please disaggregate the amounts within each category based on achievements relating to the United States versus "other territories";
    b. Please disclose the triggering events for the "sales milestones";
    c. For each individually significant milestone under this agreement, please disclose the amount of the milestone payment and the likelihood of achievement; and

        d.   Provide revisions to your disclosure clarifying the risks and uncertainties surrounding the milestone payments, as indicated in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Senior Staff Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3715 with any other questions.

        Sincerely,

        /s/ Daniel S. Greenspan for

        Jeffrey Riedler
        Assistant Director